March 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blake Grady Nicholas Panos

Re:	OS Therapies Incorporated Shalom Auerbach Schedule 13D filed January 17, 2025 by Shalom Auerbach and Einodmil LLC File No. 005-94604

Dear Mr. Grady and Mr. Panos:

Shalom Auerbach (“Mr. Auerbach”) and Einodmil LLC (“Einodmil” and together with Mr. Auerbach, the “Reporting Persons,” “we” or “our”) respectfully acknowledge receipt of the comment letter (the “Comment Letter”) dated March 10, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced Schedule 13D (the “Schedule 13D”), as filed on January 17, 2025. As such, set forth below is the response of the Reporting Persons to the comments contained in the Comment Letter. To facilitate the Staff’s review, the Reporting Persons have included the Staff’s comments in bold italics below.

Schedule 13D filed January 17, 2025

General

1. We note that the event reported as requiring the filing of the Schedule 13D was July 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the July 31, 2024 event date, the Schedule 13D submitted on January 17, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Response: The Reporting Persons respectively acknowledge the Staff’s comment regarding the untimeliness of the Schedule 13D. The delay in filing the Schedule 13D was inadvertent and the Reporting Persons will use their best efforts in the future to comply with the reporting requirements of Rule 13d-1 of Regulation 13D-G.

Item 4, page 1

2. Please amend Item 4 of the Schedule 13D to state the purpose or purposes of the acquisition of securities of OS Therapies Incorporated. Refer to Item 4 of Schedule 13D.

Response: The Reporting Persons respectively acknowledge the Staff’s comment regarding Item 4 of the Schedule 13D. The Reporting Persons have since filed a Schedule 13D/A on March 12, 2025 to supplement the Schedule 13D with the following statement: “The Reporting Persons acquired and hold the securities described herein for investment purposes in the ordinary course of business and intend to review the investments in the Issuer on a continuing basis. The Reporting Persons acquired the securities described herein because they believed that the securities, when acquired, were undervalued and represented an attractive investment opportunity.”

Item 5, page 1

3. We note your disclosure that “[t]here were no transactions by the Reporting Persons in shares of Common Stock during the period commencing sixty (60) days prior to” August 2, 2024 and July 31, 2024. Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.” We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Reporting Persons respectively acknowledge the Staff’s comment regarding Item 5 of the Schedule 13D. The Reporting Persons have since filed a Schedule13D/A on March 12, 2025 to supplement the Schedule 13D with the following statement: “Between July 31, 2024 (the date of event of the Schedule 13D) and January 17, 2025 (the filing date of the Schedule 13D), (i) Einodmil was issued 1,743,556 shares of Common Stock on August 2, 2024 as a result of Note Conversions in the aggregate principal amount of $3,270,000 (as described in Item 3 of the Schedule 13D), (ii) Mr. Auerbach was issued 23,371 shares of Common Stock on August 2, 2024 as a result of Note Conversions in the aggregate principal amount of $25,000 (as described in Item 3 of the Schedule 13D), and (iii) Einodmil sold 16,720 shares of Common Stock on January 15, 2025 pursuant to the Sales (as described in Item 3 of the Schedule 13D), which were effected on the open market at a weighted average price per share of approximately $6.735.”

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We believe that the information contained in this letter, together with our Schedule 13D/A filed on March 12, 2025, is responsive to the Staff’s comments. Please contact the undersigned if you have any comments or questions regarding the foregoing. Thank you in advance for your cooperation in connection with this matter.

/s/ Shalom Auerbach

EINODMIL LLC

/s/ Shalom Auerbach
Shalom Auerbach Principal

cc: Steven M. Skolnick, Esq., Lowenstein Sandler LLP

cc: Sarah Cole, Esq., Lowenstein Sandler LLP